FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—”CNV”), dated July 01, 2008, regarding the acquisition of Cubecorp Argentina S.A.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, July 01, 2008

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE.: Chapter XXI, Art 3º of the CNV Rules – “Relevant Information”

Dear Sir,

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that on July 1st, 2008 Telecom Argentina has approved an offer to acquire the total of the shares of Cubecorp Argentina S.A (“Cubecorp”), the operation is expected to close next July 15th .

The acquisition of the shares of Cubecorp is for a maximum amount of US$ 35 million (subject to a price adjustment process).

Moreover, with the abovementioned transaction and within the framework of the positioning of the Company as an integrated ICT solutions provider for the corporate wholesale segment and for the Government; Telecom acquires with Cubecorp a Data Center located in Pacheco, Municipality of Tigre, Department of Buenos Aires. It provides IT outsourcing services which includes: computerized equipment, connectivity, information security, monitoring, storage, backboard and data recovery, support, operation and administration. Furthermore, a specialized and very qualified staff is incorporated, dedicated both to the operation and maintenance of the Data Center and to the marketing of its services; adding to the interdisciplinary professional staff of Telecom, dedicated to the Data Centers solutions.

Consequently, with this acquisition, Telecom strengthens its Data Centers services, while the referred to Data Center can count on world class infrastructure, which permits it to offer its clients high reliability, availability and scalability customized to their needs.

Yours sincerely,

Telecom Argentina S.A.

/s/ Pedro Gastón Insussarry
Pedro Gastón Insussarry
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 3, 2008	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors